

Pete Rawlins · 2nd

Managing Director at Clinton Group

Fair Haven, New Jersey, United States ·

[Contact info](#)

500+ connections

 **3 mutual connections:** Jonny Price, Suzanna Rush, and 1 other

Connect   Message   More

 **SportBLX**

 **State University of New
York College at Brockport**

Experience



EVP Trading and Operations

SportBLX · Full-time

Nov 2018 – Present · 2 yrs 9 mos

Greater New York City Area



Managing Director

Clinton Group

1995 – Present · 26 yrs

Greater New York City Area

Education





State University of New York College at Brockport
Bachelor of Science - BS, Finance
1991 – 1995
Activities and Societies: Brockport Lacrosse



Freeport High School
1991

Skills

Hedge Funds

Interests



National Basketball Play
24,287 followers



The Family Office Club -
150,370 members



SUNY Brockport
51,304 followers



Fisher Investments
156,391 followers



North Capital
923 followers



Finance Club
1,474,349 members

See all